SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1910-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated March 30, 2005.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC.
(Registrant)

Date March 30, 2005	By	/s/ ALFRED W. VITALE

	Name:	Alfred W. Vitale
	Title:	President

Unilens Vision and IDOC Partner to Provide Programs for Specialty Contact
Lenses to Independent Optometrists

          LARGO, Fla., March 30 /PRNewswire-FirstCall/ -- Unilens Vision Inc. (OTC Bulletin Board: UVICF) (TSX Venture Exchange: UVI) today announced that through its wholly owned subsidiary, Unilens Corp., USA (Unilens), and IDOC, LLC, a professional organization for “Independent Doctors of Optometric Care,” have partnered to provide customized marketing programs for specialty contact lenses to IDOC members.

          Under the terms of the partnership agreement, Unilens, known in the industry as the eye care professional’s specialty contact lens company, will provide the IDOC membership with exclusive marketing support programs for the Unilens C-VUE(TM) brand of multifocal specialty contact lenses. Programs will include special event and medical symposium sponsorships, along with cooperative marketing campaigns and materials designed to increase sales of the C-VUE brand to IDOC members.

          IDOC, LLC is a partnership of independent optometrists that provides educational programs, promotes independent optometric practices, develops cooperative purchasing programs for its members, and helps doctors navigate through the managed care environment in the medical industry. It is the mission of the organization to build a stronger profession that is fully prepared to meet the eye care needs of the future.

          “At Unilens, we have a longstanding commitment to supporting the growth and strength of high-quality independent optometry,” stated A.W. Vitale, Chief Executive Officer of Unilens Vision Inc. “As our best-selling specialty multifocal design, the C-VUE brand represents a perfect product offering for our partnership with an organization of quality driven independent eye care professionals.  We believe this partnership, along with our recent acquisition of Ciba Vision’s Aquaflex and Softcon EW brands, and the recent launch of the C-VUE55 Toric Multifocal, illustrates Unilens’ commitment to market share growth among eye care professionals throughout the U.S.”

          About Unilens Vision Inc. - “The Eye Care Professionals Specialty Lens Company”

           Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-VUE(TM), Unilens, Sof-Form, Lombart, and LifeStyle brands.  Additional information on the Company may be accessed on the Internet at http://www.unilens.com . The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the TSX Venture Exchange under the symbol “UVI”.

          The information contained in this news release, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange.  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:
Michael Pecora, CFO, Unilens Corp., USA at (727) 544-2531

SOURCE  Unilens Vision Inc.
          -0-                                             03/30/2005
          /CONTACT:  Michael Pecora, CFO, Unilens Corp., USA, +1-727-544-2531/
          /Web site:  http://www.unilens.com